No Act
PE 7/10/12

12028000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

August 13, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 8-13-12

Angela C. Hilt
The Clorox Company
angela.hilt@clorox.com

Re: The Clorox Company
Incoming letter dated July 10, 2012

Dear Ms. Hilt:

This is in response to your letters dated July 10, 2012 and July 18, 2012 concerning the shareholder proposal submitted to Clorox by Norges Bank. We also have received letters on the proponent's behalf dated July 13, 2012 and July 19, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Michael J. Barry
Grant & Eisenhofer P.A.
mbarry@gelaw.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 13, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Clorox Company
Incoming letter dated July 10, 2012

The proposal provides that the chairman shall be a director who is independent from the company, as defined in the New York Stock Exchange listing standards.

There appears to be some basis for your view that Clorox may exclude the proposal from its proxy materials under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Clorox, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Clorox omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ted Yu
Senior Special Counsel

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

July 19, 2012

VIA ELECTRONIC AND OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Norges Bank Independent Chairman Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This responds to the letter dated July 18, 2012, from Angela C. Hilt, Esq., on behalf of The Clorox Co. ("Clorox" or the "Company") regarding the shareholder proposal submitted to the Company by Norges Bank (the "Proposal") for inclusion in the Company's proxy materials for the 2012 Annual Meeting of Stockholders.

As set forth more fully in our letter dated July 13, 2012, we believe that the Proposal as originally submitted is clear and unambiguous in its intent and effect. However, in order to address the perceived "vagueness" of the Proposal's reference to the definition of director independence under the NYSE listing rules, we have proposed resolving this issue with the addition of a reference in the supporting statement to direct shareholders to the appropriate NYSE website where the NYSE definition of director independence may be found.

The addition of website address is precisely the type of revision that the Staff describes in *Staff Legal Bulletin No. 14B* as being "minor in nature" and that does "not alter the substance of the proposal." There is no change in the intent or effect of the Proposal with the addition of the website address, and the revision addresses fully any potential vagueness invented by the Company in its efforts to exclude the Proposal. In fact, it was precisely the inclusion in the supporting statement of the website address for the definition of director independence on the Council of Institutional Investors' website that resulted in the *denial* of no-action relief in *Clear Channel Communications, Inc.* (Feb. 15, 2006).

Finally, the Company makes much of the fact that the Proposal was submitted three months after the Staff's determination in *WellPoint, Inc.* (Feb. 24, 2012, recon. denied Mar. 27, 2012), but misses the larger point that the Proposal was submitted three and half months after the Staff *denied* no-action relief in *Dow Chemical Co.* (Jan. 26, 2012); *PepsiCo, Inc.* (Feb. 2, 2012); *Reliance Steel & Aluminum Co.* (Feb. 2, 2012); *Sempra Energy* (Feb. 2, 2012), and *General Electric Co.* (*Steiner*) (Jan. 10, 2012, *recon. denied* Feb. 1, 2012) (all denying exclusion of director independence proposals relying on the definition set forth in the NYSE listing standards without explanation of director independence under the NYSE listing standards). Given the ambiguity created by the Staff's conflicting determinations early in this proxy season with regard to the specific issue in dispute here, we believe the appropriate result is to allow the minor revision of the supporting statement and deny the Company's requested no-action relief.

Thank you for your attention to this matter.

Sincerely,

Michael J. Barry

cc: Angela C. Hilt, Esquire
Guro Heimly

THE CLOROX COMPANY

July 18, 2012

Angela C. Hilt
V.P. - Corporate Secretary and
Associate General Counsel

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Clorox Company*
Shareholder Proposal of Norges Bank Investment Management
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On July 10, 2012, The Clorox Company (the "Company") submitted a letter (the "No-Action Request"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Norges Bank Investment Management (the "Proponent"). The Proposal would amend the Company's Bylaws to provide that the chairman of the board of directors must be an independent director in accordance with the "meaning set forth in the New York Stock Exchange ('NYSE') listing standards."

The No-Action Request indicated our belief that the Proposal could be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite. Specifically, as discussed in the No-Action Request, the Proposal refers to an external set of guidelines for implementing a central component of the Proposal but fails to adequately describe those guidelines, rendering the Proposal impermissibly vague and indefinite so as to be inherently misleading.

On July 13, 2012, the Proponent, through its counsel, submitted to the Staff a letter responding to the No-Action Request (the "Response Letter") and a revised proposal (the "Revised Proposal"). The Revised Proposal includes the website address at which the NYSE "Corporate Responsibility" listing standards can be located.

As an initial matter, we note that the Proposal was first submitted to the Company three months after *WellPoint, Inc. (SEIU Master Trust)* (avail. Feb. 24, 2012, *recon. denied* Mar. 27, 2012) was available, so the Proponent had ample time to draft the Proposal in a manner that addressed the basis for exclusion of the proposal in that letter. Furthermore, the basis for exclusion of the *WellPoint* proposal was not novel. Several letters over more than a ten-year period reflect this view, including some with respect to independent-chair proposals.

See Boeing Co. (avail. Feb. 10, 2004) (concurring in the exclusion of an independent-chair proposal that used the Council of Institutional Investors definition "because it fails to disclose to shareholders the definition of 'independent director' that it seeks to have included in the bylaws"); *see also Revlon, Inc.* (avail. Mar. 13, 2001) (concurring in the exclusion of a proposal seeking the full implementation of the "SA8000 Social Accountability Standards" where the proposal did not describe all of those standards).

In any event, the Proponent should not be permitted to revise the Proposal. First, the Company's deadline for submitting shareholder proposals under Rule 14a-8, June 2, 2012, is already past. Second, the revisions that the Proponent seeks to make are not the revisions that Staff Legal Bulletin No. 14 (July 13, 2001) or 14D (Nov. 7, 2008) states the Staff will permit.

Similarly, the Staff routinely has rejected proponents' requests to revise their proposals to address deficiencies under Rule 14a-8(i)(3), including at least one request by the Proponent itself. *See Staples, Inc.* (avail. Apr. 13, 2012, *recon. denied* Apr. 19, 2012) (concurring in the exclusion of the Proponent's proxy access proposal because it would have created a conflict in the company's bylaws, notwithstanding the Proponent's offer to add three words to the proposal to resolve the conflict); *AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010) (concurring in the exclusion of a proposal that referred to "grassroots lobbying communications as defined in 26 CFR § 56.4911-2" despite the proponent's request to eliminate the CFR citation and/or provide a definition of "grassroots lobbying communications"). In fact, in *Johnson & Johnson* (avail. Feb. 7, 2003), the Staff rejected the very request that the Proponent now makes: to include the website address at which information about the terms of the proposal could be found. The *Johnson & Johnson* proposal requested a report on, in part, "[s]teps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it." When the company argued that "[t]he Proposal is completely devoid of any description of the substantive provisions of the 'Glass Ceiling Report' or the recommendations 'flowing from it,'" the proponent offered to "add to the supporting statement a reference to the Department of Labor web site where the report can be found." The Staff rejected the proponent's offer to revise the proposal and concurred in the proposal's exclusion under Rule 14a-8(i)(3). Consistent with *Johnson & Johnson*, the Staff should not allow the Proponent to revise the Proposal to insert the website address of the NYSE listing standards.

Finally, the revision that the Proponent requests would not remedy the deficiency under Rule 14a-8(i)(3) because it would not insert a description of the NYSE standard into the four corners of the Proposal. Staff precedent indicates that a website address is not an adequate substitute for a description of the terms of a proposal. For example, the proposal in *Smithfield Foods, Inc.* (avail. July 18, 2003) requested "a report based upon the Global Reporting Initiative guidelines," and it included the Global Reporting Initiative's website address. The company argued that "[m]erely providing a website for a complex and voluminous reporting system is clearly not informative." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(3). The *Smithfield Foods* letter is consistent with other Staff precedent because a website address does not describe the terms of a proposal any better than a citation to the Code of Federal Regulations or to an administrative rule does. *See AT&T* and *Chiquita Brands International, Inc.* (avail. Mar. 7, 2012) (concurring in the exclusion of a proposal due to its reference to the "SEC Rule 14a-8(b) eligibility requirements"). Similar to *Smithfield Foods*, the revision offered by the Proponent would not remedy the Proposal's Rule 14a-8(i)(3) deficiency.

Accordingly, the Staff should not permit the Proponent to make the revisions that are reflected in the Revised Proposal.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct all correspondence regarding this letter to angela.hilt@clorox.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (510) 271-7021 or Amy Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Angela C. Hilt
Vice President – Corporate Secretary and
Associate General Counsel

Enclosures

cc: Laura Stein, The Clorox Company
Amy Goodman, Gibson, Dunn & Crutcher LLP
Michael J. Barry, Grant & Eisenhofer P.A.
Guro Heimly, Norges Bank Investment Management

Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

July 13, 2012

VIA ELECTRONIC AND OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Norges Bank Independent Chairman Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This responds to the letter dated July 10, 2012, from Angela C. Hilt, Esq., on behalf of The Clorox Company ("Clorox" or the "Company") regarding the shareholder proposal submitted to the Company by Norges Bank (the "Proposal") for inclusion in the Company's proxy materials for its 2012 Annual Meeting of Stockholders.

A. The Proposal is Not Excludable Under Rule 14a-8(i)(3) Because the Updated Proposal is Not Vague or Indefinite

Seeking to take advantage of a recent decision by the Staff in *Wellpoint, Inc.* (Feb. 24, 2012, *recon. denied* Mar. 27, 2012)[1], Clorox argues that because the Proposal references the independence standards established by the New York Stock Exchange (the "NYSE"), the Proposal is somehow so "vague and indefinite" that the Company's shareholders would not know or understand what they are voting on if the Proposal is permitted to be considered, and therefore should be excluded under Rule 14a-8(i)(3). We understand that the Staff has made a policy decision in its *Wellpoint* determination, subsequently affirmed in *Cardinal Health* (July 6,

[1] The Company's letter is the most recent in a series of no-action requests in which companies are arguing that references to NYSE's standards for director independence are somehow "vague and indefinite," despite the fact that shareholders have been voting on these proposals for years, and the companies themselves have included the same general references to director independence under the NYSE listing standards. Norges Bank responded to Cardinal Health's similar no-action request on June 25, 2012, and the Staff granted Cardinal Health's no-action request on July 6, 2012. Harris Corp. submitted a similar no-action request on June 29, 2012. Norges Bank responded on July 13, 2012.

2012), that shareholder proposals will be found to be excludable under Rule 14a-8(i)(3) if the four corners of the proposal, including the supporting statement, do not contain all of the information shareholders may need to understand the terms in the proposal. In this particular case, our understanding is that the Staff's position is that, while the referenced NYSE listing standards on director independence are not vague and indeterminate themselves, shareholders need additional information on the substance of those standards.

We continue to disagree with the Staff's policy decision on the particular facts that are relevant to the Proposal, for reasons more fully set forth in our June 25, 2012, response to Cardinal Health's no-action request. Nevertheless, we acknowledge the Staff's position, and in order to bring the Proposal in-line with the Staff's current view, enclosed with this letter is a revised version of the Proposal, with changes shown as tracked changes, which will direct shareholders to the relevant NYSE website for information on its director independence standards. A separate copy of the updated Proposal has been sent to the Company with this letter.

In *SLB No. 14B*, the Staff specifically acknowledged its "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." Although we do not believe the Proposal here as originally drafted was vague or misleading, in light of the Staff's determinations in *Wellpoint* and *Cardinal Health*, essentially reversing the Staff's determinations earlier this year in *Dow Chemical Co.* (Jan. 26, 2012); *PepsiCo, Inc.* (Feb. 2, 2012); *Reliance Steel & Aluminum Co.* (Feb. 2, 2012); *Sempra Energy* (Feb. 2, 2012), and *General Electric Co.* (*Steiner*) (Jan. 10, 2012), *recon. denied* Feb. 1, 2012) (all denying exclusion of a director independence proposal relying on the definition set forth in the NYSE listing standards without explanation of director independence under the NYSE listing standards), the correct result would be to allow a minor technical amendment to the Proposal. As further stated in *SLB No. 14B*, revision is allowed for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." Moreover, *SLB No. 14B* points out that exclusion of proposals as false or misleading is only appropriate "if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules."

Here, the addition of the URL address for the NYSE website containing information on its standards for director independence would cure any ambiguity that may exist in the Proposal. This is exactly the type of minor defect that is easily corrected by revisions allowed under *SLB No. 14B*, and certainly takes the revision outside the scope of the "detailed and extensive editing" envisioned by the Staff as justifying exclusion of the entire shareholder proposal. While a similar revision will also have to be made to NBIM's anticipated website supporting the Proposal to reflect the updated language for the sake of accuracy and consistency, this is also a very minor technical update.

CONCLUSION

The Proposal seeks to amend the Company's bylaws to require that the Chairman of the Board be an independent director. Norges Bank believes it is important for the roles of the Chairman of the Board and the CEO to be separated, and that the Chairman be an independent director, in an effort to improve company performance and promote responsive corporate governance. Accordingly, Norges Bank respectfully requests that the Staff of the Division of Corporation Finance decline to concur in the Company's view that it may exclude the Proposal under Rule 14a-8(i)(3), and that Norges Bank be allowed to make the proposed minor technical amendments to the Proposal. Please do not hesitate to contact me at 302.622.7065 should you have any questions concerning this matter or should you require additional information.

Sincerely,

Michael J. Barry

cc: Angela C. Hilt, Esquire
Guro Heimly, Esquire

INDEPENDENT CHAIRMAN

RESOLVED: Pursuant to Section 109 of the Delaware General Corporation Law, the stockholders hereby amend the Bylaws to add the following text where designated:

Add to the end of Article II, Sec. 10:

> "Notwithstanding any other provision of these Bylaws, the Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this Bylaw, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman of the Board. This Bylaw shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Bylaw was adopted."

SUPPORTING STATEMENT

Norges Bank Investment Management (NBIM) holds as a principle of good corporate governance that the roles of Chairman of the Board of Directors and CEO are fundamentally different and should not be held by the same person. NBIM believes that corporate boards should be structured to ensure independence and accountability to shareholders. There should be a clear division of the responsibilities between the positions of Chairman of the Board of Directors and CEO to ensure a balance of power and authority on the board. An increasing number of companies in the US have chosen to separate these two roles. In 2004, 27% of S&P 500 companies had split the CEO and Chairman roles, while by 2011 the percentage had risen to 40%.

The board should be led by an independent Chairman. Such a structure will put the board in a better position to make independent evaluations and decisions, hire management, and decide on a remuneration policy that encourages performance, provides strategic direction, and supports management in taking a long-term view on the development of business strategies. An independently led board is better able to oversee and give guidance to Company executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances within the corporate structure and thus protect shareholder value.

An independent chairman will be a strength to the Company when the board must make the necessary strategic decisions and prioritizations to create shareholder value over time.

For more information see http://www.nbim.no/CloroxIndependentChairProposal;
-NYSE listing standards on director independence, Section 303A.02, are available at http://nysemanual.nyse.com/LCMTools/PlatformViewer.asp?selectednode=chp%5F1%5F4&manual=%2Flcm%2Fsections%2Flcm%2Dsections%2F

Please vote FOR this proposal.

THE CLOROX COMPANY

Angela Hilt
VP–Corporate Secretary &
Associate General Counsel
Direct (510) 271-7021
Fax (510) 271-1652
E-mail angela.hilt@clorox.com

July 10, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Clorox Company*
Shareholder Proposal of Norges Bank Investment Management
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that The Clorox Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Norges Bank Investment Management (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent and Proponent's counsel.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal is a binding proposal that would add the following new section to the Company's Bylaws:

> Notwithstanding any other provision of these Bylaws, the Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this Bylaw, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman of the Board. This Bylaw shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Bylaw was adopted.

A copy of the Proposal, the supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal refers to an external set of guidelines for implementing the Proposal but fails to adequately define those guidelines, rendering it impermissibly vague and indefinite so as to be inherently misleading. As discussed below, the Proposal is almost identical to the proposal in *Cardinal Health, Inc.* (avail. July 6, 2012), which the Staff permitted to be excluded under Rule 14a-8(i)(3).

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if stockholders voting on the proposal would not "be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").

The Staff has permitted the exclusion of shareholder proposals that—just like the Proposal—impose an independence standard upon the board chairman by reference to a particular set of guidelines when the proposal or supporting statement failed to sufficiently describe the substantive provisions of the external guidelines. For example, in *Cardinal Health, Inc.* (avail. July 6, 2012), the shareholder proposal was nearly identical to the Proposal in requesting that Cardinal Health add a new section to its Restated Code of Regulations requiring that "the chairman of the board shall be a director who is independent from the Company" and that "[f]or purposes of this regulation 'independent' has the meaning set forth in the New York Stock Exchange ('NYSE') listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply." In its no-action letter, Cardinal Health stated that the proposal relied upon an external standard of independence (the New York Stock Exchange standard) in order to implement a central aspect of the proposal without describing the substantive provisions of that standard. In permitting exclusion under Rule 14a-8(i)(3), the Staff concurred with the Cardinal Health's argument that without an explanation of the New York Stock Exchange's listing standards, shareholders would not be able to determine the standard of independence that would be applied under the proposal that they were being asked to vote upon. *See also WellPoint, Inc. (SEIU Master Trust)* (avail. Feb. 24, 2012, recon. denied Mar. 27, 2012) (concurring in the exclusion of a proposal that requested the adoption of "a policy that the board's chairman be an independent director according to the definition set forth in the [NYSE] listing standards").

Similarly, in *Boeing Co.* (avail. Feb. 10, 2004), the shareholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director "according to the 2003 Council of Institutional Investors definition." Boeing argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard such that shareholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also PG&E Corporation* (avail. Mar. 7, 2008); *Schering-Plough Corporation* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail. Mar. 5, 2008) (all concurring in the exclusion of proposals that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed).

The Staff determinations in these no-action letters are consistent with many other precedent in which the Staff has concurred that references to specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement. For example, in *Dell Inc.* (avail. Mar. 30, 2012) a shareholder proposal sought to provide proxy access to any shareholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). Finding that the specific eligibility requirements "represent a central aspect of the proposal," the Staff concurred that the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and, therefore, excludable under Rule 14a-8(i)(3). The Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of [R]ule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See Chiquita Brands International, Inc.* (avail. Mar. 7, 2012) (same); *MEMC Electronic Materials, Inc.* (avail. Mar. 7, 2012) (same); *Sprint Nextel Corp.* (avail. Mar. 7, 2012) (same). *See also Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (Feb. 16, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); *Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

The Proposal, which states that the chairman of the board of directors must be an independent director in accordance with the "meaning set forth in the New York Stock Exchange . . . listing standards," is substantially similar to the proposals in the precedent cited above. In particular, the Proposal contains the exact same undefined reference to the New York Stock Exchange independence standards that the Staff found impermissibly vague in *Cardinal Health*. Like *Cardinal Health* and the other precedent cited above, the Proposal relies upon an external standard of independence (the New York Stock Exchange standard) in order to implement a central aspect of the Proposal but both the Proposal and the supporting statements fail to describe the substantive provisions of the standard. Without a description of the New York Stock Exchange's standards for director independence, shareholders will be unable to determine the specific independence requirements to be applied under the Proposal. Particularly with respect to the Proposal, which is framed as a binding amendment to the Company's Bylaws, it is especially important that shareholders have an explanation of the standard of independence that would be required under the Proposal. As Staff precedent indicates, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal without being informed of what they are being asked to vote on. *See Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Proposal is distinguishable from other shareholder proposals that the Staff did not concur were vague and indefinite, where the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) who had not previously served as an executive officer of the company. *See PepsiCo, Inc.* (avail. Feb. 2, 2012), *Reliance Steel & Aluminum Co.* (avail. Feb. 2, 2012), *Sempra Energy* (avail. Feb. 2, 2012), *General Electric Co. (Steiner)* (avail. Jan. 10, 2012, *recon. denied* Feb. 1, 2012), *Allegheny Energy, Inc.* (avail. Feb. 12, 2010) (all denying exclusion of proposals that had resolutions similar to those of *General Electric* and *Allegheny Energy*). In those instances, the proposals contained a two-prong standard of independence whereas the Proposal only includes a single standard of independence (the New York Stock Exchange standard of independence) that is neither explained in, nor understandable from, the text of the Proposal or the supporting statements. In this regard, the supporting statements' references to separation of the roles of Chairman and CEO do not provide any information to shareholders on the New York Stock Exchange standard of independence. In fact, many companies that have separated the role of Chairman and CEO have an executive Chairman who would not satisfy the New York Stock Exchange standard for independence. Thus, the Proposal is almost identical to the proposal in *Cardinal Health*, the supporting statement of which addressed only separation of the roles of chairman and chief executive officer and did not describe the New York Stock Exchange standard of independence relied on in the proposal. Consistent with *Cardinal Health*, because the Proposal similarly relies on the New York Stock Exchange standard of independence for implementation of a central element of the Proposal without defining or explaining that standard, the Proposal is impermissibly vague and therefore, excludable under Rule 14a-8(i)(3).

Therefore, we believe that the Proposal's failure to describe the substantive provisions of the New York Stock Exchange standard of independence will render shareholders who are voting on the Proposal unable to determine with any reasonable certainty what actions or measures the Proposal requires. As a result, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct all correspondence regarding this letter to angela.hilt@clorox.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (510) 271-7021 or Amy Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Angela C. Hilt
Vice President – Corporate Secretary and
Associate General Counsel

Enclosures

cc: Laura Stein, The Clorox Company
Amy Goodman, Gibson, Dunn & Crutcher LLP
Michael J. Barry, Grant & Eisenhofer P.A.
Guro Heimly, Norges Bank Investment Management

EXHIBIT A

G&E

Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

May 24, 2012

VIA FACSIMILE AND OVERNIGHT MAIL

Angela Hilt, Esquire
Vice President, Corporate Secretary,
& Associate General Counsel
Clorox Company
1221 Broadway
Oakland, CA 94612-1888

Re: Shareholder Proposal Pursuant to Rule 14a-8

Dear Ms. Hilt:

Pursuant to SEC Rule 14a-8, enclosed is a shareholder proposal (the "Proposal") submitted by Norges Bank, the central bank for the Government of Norway, for inclusion in the proxy materials to be provided by the Clorox Company (the "Company") to the Company's shareholders and to be presented at the Company's 2012 annual meeting for a shareholder vote. Also enclosed is a power of attorney ("POA") from Norges Bank Investment Management ("NBIM"), a division of Norges Bank with authority to submit proposals on behalf of Norges Bank, authorizing me to act for Norges Bank for purposes of the submission of and communications regarding the Proposal.

Also enclosed for your reference is a copy of the proposed website that is identified within the supporting statement in the Proposal. NBIM intends to make the proposed website "live" upon the Company's filing of its proxy materials for the 2012 annual meeting. The proposed website is NOT a supporting statement, and the contents thereof, to the extent they differ from the information set forth in the shareholder proposal, are not subject to the 500 word limit on shareholder proposals set forth in SEC Rule 14a-8(d) at 17 C.F.R. § 240.14a-8(d). We are providing the proposed website as a courtesy and to avoid any potential confusion that may be caused by the reference in the supporting statement to a currently non-existent website.

Norges Bank is the owner of over $2,000 in market value of common stock of the Company and has held such stock continuously for more than 1 year as of today's date.

Norges Bank intends to continue to hold these securities through the date of the Company's 2011 annual meeting of shareholders. We will provide you with ownership confirmation from JPMorgan Chase Bank, N.A., DTC participant number 0902, as soon as we receive it from our client.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Michael J. Barry

MJB/rm
Enclosures

cc: Guro Heimly (by electronic mail, with enclosures)

NBIM

Norges Bank Investment Management

Angela Hilt, Esquire
Vice President, Corporate Secretary,
& Associate General Counsel
Clorox Company
1221 Broadway
Oakland, CA 94612-1888

Date: 24 May 2012
Your ref.:
Our ref.:

Dear Ms. Hilt

Power of Attorney for Grant & Eisenhofer P.A.

We, Norges Bank, the Investment Management division, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, ("NBIM"), hereby confirm the authority of Grant & Eisenhofer P.A., by the attorneys Stuart Grant and/or Michael J. Barry, to act on behalf of NBIM for purposes of submitting the 2012 shareholder proposal and direct all communications to NBIM concerning the proposal to Grant & Eisenhofer P.A.

Yours sincerely,
Norges Bank Investment Management

Age Bakker
Chief Operating Officer
E-mail: aba@nbim.no
Tel: +47 2407 3150

Guro Heimly
Senior Legal Advisor
E-mail: guh@nbim.no
Tel: +47 2407 3112

Postal address: Norges Bank, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, Att: Guro Heimly

INDEPENDENT CHAIRMAN

RESOLVED: Pursuant to Section 109 of the Delaware General Corporation Law, the stockholders hereby amend the Bylaws to add the following text where designated:

Add to the end of Article II, Sec. 10:

> "Notwithstanding any other provision of these Bylaws, the Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this Bylaw, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman of the Board. This Bylaw shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Bylaw was adopted."

SUPPORTING STATEMENT

Norges Bank Investment Management (NBIM) holds as a principle of good corporate governance that the roles of Chairman of the Board of Directors and CEO are fundamentally different and should not be held by the same person. NBIM believes that corporate boards should be structured to ensure independence and accountability to shareholders. There should be a clear division of the responsibilities between the positions of Chairman of the Board of Directors and CEO to ensure a balance of power and authority on the board. An increasing number of companies in the US have chosen to separate these two roles. In 2004, 27% of S&P 500 companies had split the CEO and Chairman roles, while by 2011 the percentage had risen to 40%.

The board should be led by an independent Chairman. Such a structure will put the board in a better position to make independent evaluations and decisions, hire management, and decide on a remuneration policy that encourages performance, provides strategic direction, and supports management in taking a long-term view on the development of business strategies. An independently led board is better able to oversee and give guidance to Company executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances within the corporate structure and thus protect shareholder value.

An independent chairman will be a strength to the Company when the board must make the necessary strategic decisions and prioritizations to create shareholder value over time.

For more information see http://www.nbim.no/CloroxIndependentChairProposal

Please vote FOR this proposal.

Proposed Website Content:
http://www.nbim.no/CloroxIndependentChairProposal

SHAREHOLDER PROPOSALS

Independent Chairman: The Clorox Company

Norges Bank Investment Management submitted the following shareholder proposal for inclusion in The Clorox Company's 2012 proxy statement:

INDEPENDENT CHAIRMAN

RESOLVED: Pursuant to Section 109 of the Delaware General Corporation Law, the stockholders hereby amend the Bylaws to add the following text where designated:

Add to the end of Article II, Sec. 10:

> "Notwithstanding any other provision of these Bylaws, the Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this Bylaw, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman of the Board. This Bylaw shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Bylaw was adopted."

SUPPORTING STATEMENT

Norges Bank Investment Management (NBIM) holds as a principle of good corporate governance that the roles of Chairman of the Board of Directors and CEO are fundamentally different and should not be held by the same person. NBIM believes that corporate boards should be structured to ensure independence and accountability to shareholders. There should be a clear division of the responsibilities between the positions of Chairman of the Board of Directors and CEO to ensure a balance of power and authority on the board. An increasing number of companies in the US have chosen to separate these two roles. In 2004, 27% of S&P 500 companies had split the CEO and Chairman roles, while by 2011 the percentage had risen to 40%.

The board should be led by an independent Chairman. Such a structure will put the board in a better position to make independent evaluations and decisions, hire management, and decide on a remuneration policy that encourages performance, provides strategic direction, and supports

Proposed Website Content:

http://www.nbim.no/CloroxIndependentChairProposal

management in taking a long-term view on the development of business strategies. An independently led board is better able to oversee and give guidance to Company executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances within the corporate structure and thus protect shareholder value.

An independent chairman will be a strength to the company when the board must make the necessary strategic decisions and prioritizations to create shareholder value over time.

For more information see http://www.nbim.no/CloroxIndependentChairProposal

Please vote FOR this proposal.

A. Our Goal

Separating the roles of CEO and Chairman of the Board is a fundamental principle of good corporate governance and board accountability. Norges Bank Investment Management (NBIM) proposes amending The Clorox Company's (the "Company" or "Clorox) by-laws in order to mandate that the Chairman of the Board is an independent non-executive member of the board. At the same time, we recognize the importance of board continuity and minimising disruption. As a result, the suggested amendment ensures that such a split will take place upon next CEO succession so that its effect will be exclusively prospective.

B. Why the Proposed Amendments are Necessary

NBIM believes that sound corporate governance is a prerequisite for sustainable value creation and that shareholders of Clorox will be better served with an independent Chairman in the long term:

- A foundation for good corporate governance is a clear division of roles and responsibilities between management and the board. Therefore, the roles of CEO and Chairman cannot reside within the same individual; and
- The role and responsibilities of the board, and in particular the Chairman, is fundamentally different from the role of the CEO and management. The role of the board is to agree on the strategy of the company, to oversee its successful implementation and to give guidance to the CEO, while role of the CEO is to implement that strategy, and to meet short term budgets and targets; and
- Accountability is undermined with combined roles. The board should be accountable to shareholders who they are elected by, not to the CEO whom they are supposed to oversee; and
- Separation of these two roles mitigates the risk of conflict of interests. The goals of management may deviate from those of shareholders at times and it is crucial that the board has the unconstrained authority to direct management in such situations. Separate

Proposed Website Content:

http://www.nbim.no/CloroxIndependentChairProposal

functions empower the board's position to make independent evaluations and decisions; and

- A company is better off proactively splitting these roles when there is time to find the best candidates as compared to being forced to react in the event of an unplanned situation; and
- Separation of the two roles also leaves the CEO more time and freedom to manage the company. The chairman role has become more time demanding due to regulatory and legislative changes and the request for more shareholder communication; and
- Separation of the two roles gives a stronger board. The appointment of a non-executive chairman sends investors a signal about the board's independence and integrity.

Separating the roles of CEO and Chairman of the Board is particularly important at Clorox given that the Company has not met our expectations with regard to key aspects of corporate governance and performance. Specific examples of instances and issues where Clorox's corporate governance practices are not in line with NBIM's expectations include the following:

- Clorox's shareholders cannot convene an extraordinary general meeting of shareholders; and
- Clorox's shareholders cannot act by written consent outside the general meeting of shareholders; and
- The Board has the ability to amend the Company's bylaws without shareholder approval, while a majority vote of outstanding shares is needed for shareholders to amend the Company's bylaws; and
- Clorox requires a super-majority 80% shareholder vote to approve amendments to provisions in the Certificate of Incorporation relating to shareholder approval of mergers and other business combinations; and
- Under the Company's Articles of Incorporation the Board can issue shares of a new series of preferred stock with voting rights that can be used as a potential takeover defense in the event of an attempted corporate acquisition (sometimes referred to as "blank check preferred stock") without seeking shareholder approval; and
- The Company has a poison pill in place, triggered at 10 %, that has not been put forward to shareholders for approval. The poison pill is set to expire in July 2012; and
- In a 2011 Investor Fact Sheet published on its website, Clorox compares self-reported total shareholder return versus a peer group consisting of 17 consumer packaged goods companies. For the five year period June 30, 2006 through June 30, 2011, it shows that Clorox underperformed its peers. Clorox's total shareholder return was 28%, while its peers' total shareholder return was 56%.

Proposed Website Content:

http://www.nbim.no/CloroxIndependentChairProposal


Cumulative Total Shareholder Return
2007
2008
2009
2010
2011

Source: 2011 Clorox Investor Fact Sheet, page 1.

C. Conclusion

NBIM believes shareholders of Clorox will be better served with an independent Chairman in the long term. To ensure a balance of power and authority on the board, and in support of better board accountability and oversight, we urge shareholders to vote FOR this proposal.

GRANT & EISENHOFER, P.A.

CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801

302-622-7000 ■ FAX: 302-622-7100

FACSIMILE TRANSMITTAL FORM

June 6, 2012

To:	Angela Hilt, Esquire	Firm:	Clorox Company
Phone:		Fax:	510-832-1463

If you experience problems with a transmission, please call (302) 622-7000 between 9:00 a.m. and 6:00 p.m.

ORIGINAL ☒ will follow ☐ will not follow

From:	Michael J. Barry	Pages (including cover sheet):	3
Re:	Norges		

Cover Message:

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

June 6, 2012

VIA FACSIMILE AND OVERNIGHT MAIL

Angela Hilt, Esquire
Vice President, Corporate Secretary,
& Associate General Counsel
Clorox Company
1221 Broadway
Oakland, CA 94612-1888

Re: **Shareholder Proposal Submitted by Norges Bank Pursuant to Rule 14a-8**

Dear Ms. Hilt:

This letter supplements the shareholder proposal submitted to the Clorox Company (the "Company") pursuant to Rule 14a-8 by Norges Bank on May 24, 2012.

Please find enclosed a letter from JPMorgan Chase bank, N.A., DTC participant number 0902, confirming that Norges Bank owned over $2,000 in market value of the Company's common stock continuously for over a year when the proposal was submitted.

This letter also serves to reaffirm Norges Bank's commitment to hold the stock through the date of the Company's 2012 annual meeting.

If you have any questions, please call or email me.

Sincerely,

Michael J. Barry

MJB/im
Enclosure

J.P.Morgan

J.P. Morgan Chase Bank, N.A.
Chaseside,
Bournemouth. BH7 7DA
UK

CLOROX COMPANY

01 June 2012

To Whom It May Concern:

Re: CLOROX COMPANY [redacted]-16 ***

Please accept our confirmation that, as at 24 May 2012 and for the period of one year prior to 24 May 2012, we J.P. Morgan Chase Bank, N.A., consistently held a minimum of $2,000 worth of shares in CLOROX COMPANY (the "Company") on behalf of the following customer(s):

BENEFICIAL OWNER NAME
NORGES BANK (on behalf of GOVERNMENT OF NORWAY)

Executed on 01 June 2012 in Bournemouth, UK.

Yours faithfully,

For and on behalf of
JPMorgan Chase Bank, N.A.

For and on behalf of
JPMorgan Chase Bank, N.A.